Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of March, 2012

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM

1.	Minutes of the Meeting of the Board of Directors held February 29, 2012
2.	Material Notice
3.	Indenture

ITEM 1

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ nº 33.256.439/0001- 39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS (02/2012)

Date, Time and Location:
February 29th, 2012, at 2:30 p.m., at the Company’s headquarters, located at Av. Brigadeiro Luís Antônio, nr 1343, 9th floor, in the City and State of São Paulo.

Attendance:
Members of the Board of Directors, including attendance via telephone.

Decisions:

1.
To approve, in accordance with terms of article 59, paragraph 1, of the Law 6,404/76, the issuance by the Company (“Offering”), for public distribution, of simple debentures, unsecured, non-convertible into shares (“Debentures”), under the terms and conditions below:

1.1           Total Offering Amount

1.1.1        The total amount to be issued is up to R$800,000,000.00 (eight hundred million reais) as of the Offering Date (as defined below).

1.2           Offering Number

1.2.1        The current Offering is the 4th (fourth) offering of Debentures by the Company.

1.3           Quantity and Unit Nominal Value of the Debentures

1.3.1        800 (eight hundred) Debentures will be issued, with par value unit of R$1,000,000.00 (one million reais) (“Unit Nominal Value”) at the Offering Date (as defined below).

1.4           Series

1.4.1        The Offering is composed of 1 (one) single tranche.

1.5           Placement

1.5.1        The Debentures will be subject to a public offering, with restricted efforts, pursuant to CVM Instruction nr 476/09, on a firm commitment basis for all the Debentures issued, in accordance with the placement agreement to be entered into within the scope of the Offering, with the intermediation of financial institutions, having as target audience exclusively qualified investors, as defined under the terms of article 4 of CVM Instruction nr 476/09 (“Qualified Investors”).

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

1.6           Offering Date, term and due date

1.6.1        The offering date will be the date of the effective subscription of the Debentures (“Offering Date”).

1.6.2        The Debentures will have a 3-year term, starting from the Offering Date.

1.7           Convertibility and form

1.7.1        The Debentures are simple, nominative, of a book-entry form and non-convertible into shares of the Company.

1.8.          Type

1.8.1        The Debentures are unsecured.

1.9           Underwriting and trading in the primary market

1.9.1       The Debentures will be distributed on a firm commitment basis, with the intermediation of financial institutions members of the securities distribution system, and will be registered for distribution in the primary market through (i) the Securities Distribution System ("SDT"), managed and operated by CETIP S.A. – Mercados Organizados ("CETIP"), with trading settlement and custody provided by CETIP; and (ii) for trading in the secondary market through the National Debentures System (“SND”), managed and operated by CETIP, with trading settlement and custody electronically provided by CETIP.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

1.9.1        Debentures will trade under the terms of CVM Instruction nr 476/09 and other applicable laws and regulations.

1.10         Remuneration

1.10.1      The Unit Nominal Value of the Debentures will not be subject to monetary adjustment.

1.10.2      Each Debenture will bear interest corresponding to 108.25% (one hundred and eight point twenty-five percent) of the accumulated variation of the average daily DI rates (Inter-financial deposits of one-day), “extra group”, expressed as a percentage per year on the basis of 252 (two hundred and fifty-two) business days, calculated and published by CETIP, on the unamortized Par Value Unit of the Debentures, pursuant to the Debenture’s Indenture (“Remuneration” and “Indenture”, respectively).

1.11         Remuneration payment

1.11.1      The remuneration of the Debentures shall be paid on a yearly basis, starting from the Offering Date.

1.12         Amortization

1.12.1      The Debentures under this Offering will be redeemed in one single tranche at the final maturity date of the Debentures.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

1.13         Default Charges

1.13.1      In case of delay in the payment of any amount due with regard to the Debentures, the overdue amounts will be subject to the penalties set forth in the Indenture.

1.14         Renegotiation

1.14.1      There will be no renegotiation of the Debentures.

1.15         Early Redemption

1.15.1      The Company may, at any time, by advance notice of at least 48 (forty-eight) hours before the redemption date, early redeem the Debentures, whether fully or partially, subject to the payment of a redemption premium equal to 0.30% (zero point thirty percent) on the balance of the unamortized Unit Nominal Value of each redeemed Debenture, added by the Remuneration calculated pro rata temporis from the respective Offering Date or the Remuneration Payment date, whichever occurs later, to the effective redemption date, and subject to the procedure to be set out in the Indenture.

1.16         Optional Acquisition

1.16.1      The Company may, at any time, acquire outstanding Debentures, subject to the provisions of article 55, paragraph 3, of Law 6,404/76.  The Debentures acquired by the Company may, at the Company’s discretion, be cancelled, be held in treasury, or be once again placed in the market.  The Debentures acquired by the Company to be held in treasury shall, if and when placed back

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

in the market, be entitled to the same Remuneration as applicable to the other outstanding Debentures.

1.17         Accelerated Maturity

1.17.1      The trustee of the Debenture holders (“Trustee”) may declare early maturity of, and as immediately payable, all of the Company’s obligations under the Debentures, as set forth in the Indenture, and demand from the Company the immediate payment of the balance due of the unamortized Unit Nominal Value, added by the Remuneration owed up to the date of the effective payment, calculated pro rata temporis, the Default Charges, if any, and any other amounts that may be due by the Issuer under the Indenture, on the date it becomes aware of any of the events below, without prejudice to any other events that may be agreed to in the Indenture:

i)	non-payment of principal and/or of the Remuneration owed on the Debentures on their respective due dates;

ii)	request for judicial or extrajudicial recovery by the Issuer to any creditor or class of creditors, independent of obtaining the judicial homologation or the deferment of the processing or its waiver;

iii)	liquidation, dissolution, or adjudication of bankruptcy of the Company and controlled companies;

iv)	a request for bankruptcy by the Company;

v)	occurrence of any change of the control of the Company, as may be defined in the Indenture.

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

1.18           Fund Allocation

1.18.1        The funds obtained by the Company from the Offering will be fully used for the payment of the early redemption of the debentures under the Company’s third issuance.

1.19           Subscription Term

1.19.1        The Debentures will be subscribed, at any time, from the starting date of the Debentures distribution, subject to the provisions of article 8, paragraph 2, of CVM Instruction nr 476/09.

1.20           Profit Sharing

1.20.1        The Debentures shall not be entitled to the Company's profit sharing.

1.21           Placement of Additional Lot and Supplemental Lot

1.21.1        There shall be no placement of additional lot or supplemental lot of Debentures.

1.22           Place of Payment

1.22.1        Payments on the Debentures, particularly the Remuneration and the Unit Nominal Value, will be made (a) with the application of the procedures adopted by CETIP for Debentures electronically held in custody at SND, or (b) in the event that the Debentures are not electronically held in custody at SND: (1) at the headquarters of the Company or of the institution engaged to

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

provide services as underwriter under the Offering or (2), when applicable, by the financial institution engaged for such purpose.

2.
The Board of Directors decided to authorize the Officers to take any measures necessary to implement the resolutions adopted herein, including but not limited to all the actions necessary to implement the Offering, such as the actions required for the signing of the Indenture, the hiring of financial institutions authorized to operate in the securities distribution system as intermediates of the public offering of the Debentures, the hiring of the fiduciary agent, underwriter, custodian institution, and other institutions which may be necessary to the Offering, setting their respective fees, as well as the publication and registration of corporate documents with the competent authorities, including CETIP, CVM or any other authorities or organizations which may be necessary to adopt any measures to implement and release the Offering, as well as to prepare, together with the financial institutions intermediating the Offering, the Debenture distribution plan.

Observations: The deliberations were approved, with no amendments or qualifications, by all the Board Members present, except for Board Member Renato Ochman, who abstained from voting.

As there were no further matters to be discussed, the meeting was closed, the minutes of this meeting were written, read and approved by all the undersigned members present. aa) Paulo Guilherme Aguiar

(Minutes of the meeting of the Board of Directors of Ultrapar Participações S.A., held on February 29th, 2012)

Cunha – Chairman; Lucio de Castro Andrade Filho – Vice President; Ana Maria Levy Villela Igel; Paulo Vieira Belotti; Olavo Egydio Monteiro de Carvalho; Nildemar Secches; Renato Ochman; Thilo Mannhardt; Luiz Carlos Teixeira – Board Members.

I hereby declare that this is a true and faithful copy of the minutes of the meeting, which has been entered in the appropriate registration book.

Paulo Guilherme Aguiar Cunha
Chairman

ITEM 2

ULTRAPAR PARTICIPAÇÕES S.A.
Publicly Traded Company
CNPJ nº 33.256.439/0001- 39
NIRE 35.300.109.724

MATERIAL NOTICE

São Paulo, Brazil – March 6th, 2012 – ULTRAPAR PARTICIPAÇÕES S.A. (“Ultrapar” or “Company”) – (BM&FBOVESPA: UGPA3 / NYSE: UGP) hereby informs that it will issue R$800,000,000.00 (eight hundred million Reais) in debentures, simple, non-convertible into shares and unsecured, all nominative, in the book-entry form, in one single tranche, with par value unit of R$1,000,000.00 (one million Reais), with a 3-year term starting from the issuance date (“Issuance”).

The debentures will have yearly interest payments, amortization in one single tranche at the final maturity date and remuneration corresponding to 108.25% of the accumulated variation of the average DI rates – Inter-financial deposits, daily calculated and published by CETIP (“CDI”). Ultrapar may, at any time, by advance notice, early redeem the outstanding debentures.

The Issuance constitutes the 4th public distribution of debentures of the Company and is placed pursuant to the terms of CVM Instruction nr 476, of January 16th, 2009, on a firm commitment basis for the total amount issued, provided by the lead manager.

Banco Bradesco BBI S.A was mandated as lead manager and Banco Bradesco S.A. was mandated as co-manager of this issuance.

The proceeds of the Issuance will be used for the parcial redemption of the 3rd issuance of the debentures of Ultrapar, with maturity in December 2012 and remuneration corresponding to 108.5% of the accumulated variation of the CDI.

As a result, the Issuance allows the Company to extend its debt profile, providing higher financial flexibility and increase in soundness and liquidity.

André Covre
Chief Financial and Investor Relations Officer
ULTRAPAR PARTICIPAÇÕES S.A.

ITEM 3

INDENTURE OF THE 4TH PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A.

between

Ultrapar Participações S.A.
and

Pentágono S.A. Distribuidora de Títulos e Valores Mobiliário

___________________________

dated MARCH 2ND 2012
________________________________

INDENTURE OF THE 4TH PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A.

The parties hereto (“Parties”):

i.
ULTRAPAR PARTICIPAÇÕES S.A., a public-traded company registered at the Brazilian Securities and Exchange Commission (“CVM”), with its principal place of business in the City of São Paulo, State of São Paulo, at Av. Brig. Luís Antônio, 1.343, 9º andar, registered with the Brazilian Roll of corporate Taxpayers of the Ministry of Finance (“CNPJ/MF”) under No. 33.256.439/0001-39, with its articles of incorporation duly filed with the Registry of Commerce of the State of São Paulo (“JUCESP”) under No. NIRE 35.300.109.724, herein represented pursuant to its Bylaws (hereinafter referred to as “Issuer”); and

ii.
PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, with its principal place of business in the City of Rio de Janeiro, State of Rio de Janeiro, at Avenida das Américas, 4.200, Bloco 4, Sala 514, registered with CNPJ/MF under No. 17.343.682/0001-38, representing the debenture holders that are purchasing the Debentures under this offering (“Debenture Holders”), herein represented pursuant to its Bylaws (hereinafter referred to as “Trustee”),

HAVE AGREED to enter into this “Indenture of the 4th Public Offering of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts, of Ultrapar Participações S.A.” (hereinafter referred to as “Indenture”), according to the terms and conditions below.

CLAUSE I - AUTHORIZATION

1.1 The present Offering was authorized at the Meeting of the Board of Directors of the Issuer, held on February 29, 2012, pursuant to article 59, par. 1, of Law 6.404 dated December 15, 1976, as amended (“Corporation Act”), which approved the present Offering (“MBD”).

CLAUSE II - REQUIREMENTS

2.1 The fourth (4th) public offering of Simple, Non-Convertible into Shares, Single-Series, Unsecured Debentures, for Public Distribution with Restricted Placement Efforts (hereinafter referred to as “Offering”), pursuant to CVM Instruction 476 dated January 16, 2009, as amended (“CVM Instruction 476/09”) will be made in compliance with the following requirements:

2.2 Resolution Filing and Publication. The minutes of the MBD that approved this Offering will be filed with JUCESP and published in Diário Oficial do Estado de São Paulo (Gazette of the State of São Paulo) and the Valor Econômico newspaper.

2.3 Indenture Registration. The Indenture and any amendments thereto will be registered with JUCESP, in accordance with the provisions of article 62 of the Corporation Act.

2.4 Filing with CVM and ANBIMA Not Required. The Offering is automatically exempted of the requirement of being filed with CVM considering  that the placement of the Debentures to the investors will be made with restricted efforts, pursuant to article 6 of CVM Instruction 476/09, and is also exempted of the requirement of being filed with the Brazilian Association of Financial and Capital Market Institutions (“ANBIMA”), pursuant to article 25, par. 1, of “Código ANBIMA de Regulação e Melhores Práticas para as Ofertas Públicas de Distribuição e Aquisição de Valores Mobiliários” (ANBIMA Code of Regulation and Best Practices for Public Offerings for the Distribution and Acquisition of Securities).

2.5 Registration for Placement and Trading. The Debentures issued under the Offering (“Debentures”) will be registered for distribution in the primary market and for trading in the secondary market through the SDT – Módulo de Distribuição de Títulos (“SDT”) and the SND – Módulo Nacional de Debêntures (“SND”), respectively, both administered and operated by CETIP S.A. – Mercados Organizados (“CETIP”), and the distribution, settled transactions and Debentures will be electronically held in custody at CETIP.

2.5.1 Pursuant to the provisions of articles 13 and 15 of CVM Instruction 476/09, and subject to other applicable legal provisions, the Debentures shall only be traded between qualified investors, as defined in article 4 of CVM Instruction 476/09 (“Qualified Investors”), and after ninety (90) days from the subscription or acquisition thereof by the investor, considering that the Issuer is in compliance with its obligations as set forth in article 17 of CVM Instruction 476/09.

CLAUSE III – DEBENTURE CHARACTERISTICS

3.1 The Debentures shall have the following characteristics and conditions:

3.2 Offering Number. The present Indenture represents the 4th offering of debentures of the Issuer.

3.3 Total Offering Amount. The total amount of the Offering is of up to eight hundred million reais (R$800,000,000.00) as of the Offering date.

3.4 Subscription Price. The subscription price of the Debentures will be the Unit Nominal Value, plus Interest, as defined below, calculated on a pro rata temporis basis from the date of the Debentures’ first  subscription and payment (“First Subscription Date”) through the date of the effective subscription and payment. Payment will be made at sight upon subscription, in Brazilian currency.

3.5 Series. The Offering will be made in a single series.

3.6 Placement. The placement of the Debentures must be made within the distribution period set forth in the Debenture distribution agreement, subject to the provisions of CVM Instruction 476/09.

3.6.1 The Debentures will be subject to public distribution with placement restricted efforts, under the firm subscription guarantee regime of all the Debentures, coordinated by Banco Bradesco BBI S.A., a member financial institution of the security distribution system, located in the City of São Paulo, State of São Paulo, at Avenida Paulista, nº 1.450, 8º andar, registered with CNPJ/MF under No. 06.271.464/0073-93 (“ Underwriter”), and will be intended exclusively for subscription by no more than twenty (20) Qualified Investors, subject to the provisions of article 3 of CVM Instruction 476/09, as well as the terms and conditions of the Debenture distribution agreement to be entered into between the Underwriter and the Issuer (“Placement Agreement”).

3.6.2 The distribution plan will follow the procedure described in CVM Instruction 476/09, as set forth in the Placement Agreement. To such effect, the Underwriter may contact no more than fifty (50) Qualified Investors, and the subscription or acquisition may be made by no more than twenty (20) Qualified Investors.

3.6.3 The Parties agree not to seek investors through stores, offices or establishments that are open to the public, or through public communication services, such as the press, radio, television, or websites that are open to the public, pursuant to CVM Instruction 476/09.

3.6.4 The total amount of the Offering shall in no event be increased.

3.6.5 The Issuer undertakes: (i) not to contact, or provide information on the restricted offer of Debentures (“Restricted Offer”) to any investor, unless previously agreed with the Underwriter; and (ii) to inform the Underwriter of the interest expressed by potential investors in the Restricted Offer within one (1) business day after receiving such expression of interest.

3.6.6 No liquidity maintenance fund will be established, and no price stabilization agreement will be entered into, in connection with the Debentures.

3.6.7 Underwriter’s Qualified Investors that may wish to invest in the Debentures will be accepted, in view of the Underwriter’s relationship with those clients, and so will other Qualified Investors, even if not clients of the Underwriter.

3.6.8 Issuer’s current shareholders shall have no preemptive right to subscribe the Debentures, and no discount whatsoever shall be granted by the Underwriter to the investors willing to acquire the Debentures.

3.6.9 There shall be no early reservation or minimum or maximum lots for the Offering.

3.7 Agent Bank and Bookkeeping Agent. The agent bank and bookkeeping agent of the Debentures under the Offering will be Banco Bradesco S.A., financial institution with its principal place in the City of Osasco, State of São Paulo, Cidade de Deus, s/nº, Prédio Amarelo, 2º andar, registered with CNPJ/MF under No. 60.746.948/0001-12  (“Agent Bank”).

3.8 Fund Allocation. The funds obtained by the Issuer will be fully used for the payment of the early partial redemption of the debentures under Issuer’s third (3rd) offering.

3.9 Purpose of the Issuer. According to article 3 of Issuer’s Bylaws, its purpose is to invest its own funds in trade, manufacturing, agriculture, and provision of services, by subscription or acquisition of shares or interest in companies.

CLAUSE IV – DEBENTURE CHARACTERISTICS
4.1 Basic Characteristics

4.1.1 Issuance Date: For all legal purposes and effects, the Debenture issuance date will be the date of actual subscription thereof, which is March 16, 2012 (“Issuance Date”).

4.1.2 Convertibility, Type and Form: The Debentures will be simple, non-convertible into shares, registered and book-entry.

4.1.3 Type: The Debentures will be unsecured, in accordance with article 58 of the Corporation Act.

4.1.4 Term and Maturity Date: For all legal purposes, the Debentures will mature in three (3) years after the Issuance Date (“Maturity Date”), with due date on March 16, 2015.

4.1.5 Unit Nominal Value: The unit nominal value of the Debentures will be one million reais (R$ 1,000,000.00) as of the First Subscription Date (“Unit Nominal Value”).

4.1.6 Amount of Debentures Issued: Eight hundred (800) Debentures will be issued.

4.2 Interest

4.2.1 Monetary Adjustment. The Unit Nominal Value of the Debentures will not be subject to monetary adjustment.

4.2.1 Interest. The Debentures will bear interest, after the First Subscription Date, on the unamortized Unit Nominal Value of the Debenture, to be paid at the end of each accrual period (“Accrual Period”), according to the formula below. The interest rate applicable to the Debentures will correspond to the accumulated variation of one hundred and eight point twenty-five percent (108.25%) of the average DI – Interbank Deposit rates for one (1) day, “over extra group” (“DI Rate”), expressed as a percentage per year on the basis of two hundred and fifty-two (252) business days, calculated and published by CETIP in Informativo Diário (Daily Bulletin), as available through its website (http://www.cetip.com.br) (“Interest”). Interest will be calculated on an exponential, cumulative, pro rata temporis basis, according to the number of business days elapsed, on the unamortized Unit Nominal Value of the Debentures from the First Subscription Date, or the maturity date of the last Accrual Period, as applicable, to the date of actual payment, according to the following formula:

I=NVi x (DI Factor -1), where:

“I” corresponds to the amount of interest due at the end of each Accrual Period, calculated with six (6) decimal places with no rounding;

“NVi” corresponds to the Unit Nominal Value at the issuance or the balance of the Unit Nominal Value of the Debenture, informed/calculated with six (6) decimal places with no rounding;

“DI Factor” corresponds to the multiplication of the DI Rate using a percentage applied from and including the accrual start date to and excluding the Interest payment date, calculated with eight (8) decimal places with rounding, as defined below:

where:

“n” corresponds to the total number of DI-Over Rates considered in the Accrual Period, where “n” is an integer;

“p” corresponds to the percentage applied to the DI-Over Rate, informed with two (2) decimal places, equal to one hundred and eight point twenty-five (108.25);

“DIRk” corresponds to the daily DI-Over Rate, calculated with eight (8) decimal places, with rounding, calculated as follows:

where:

“DIk” corresponds to the DI-Over Rate published by CETIP, valid for one (1) business day (overnight), used with two (2) decimal places.

4.2.2.1 For the purpose of calculating the Interest:

i)	the factor resulting from the expression (1+DIRk x p/100) will be considered with sixteen (16) decimal places with no rounding;

ii)
the daily factors are multiplied (1+DIRk x p/100), where, for each daily factor accumulated, the result is truncated to sixteen (16) decimal places, then the next daily factor is applied, and so on up to the last one considered;

iii)	once the factors are accumulated, the factor resulting from the “DI Factor” multiplication is considered, with eight (8) decimal places with no rounding; and

iv)	the DI Rate will be used considering an identical number of decimal places as published by the body responsible for the calculation thereof.

“Accrual Period” is defined as the time interval beginning on the First Subscription Date, in the case of the first period, or on the immediately preceding scheduled interest payment date, for the other periods, and ending on the scheduled interest payment date corresponding to the period. Each Accrual Period succeeds the previous one without interruption.

4.2.2.2 In case of temporary unavailability of the DI Rate upon the payment of any monetary obligation under this clause, it will be replaced with the same daily rate produced by the last known DI Rate, if any, on the calculation date, and no financial compensation will be due by the Issuer or the Debenture Holders upon the subsequent publication of the respective DI Rate.

4.2.2.3 Failing the setting and/or publication of the DI Rate for a period exceeding twenty (20) days after said date, or, further, in case of discontinuation of such rate or by operation of law, the Trustee shall call a General Meeting of Debenture Holders to define, by mutual agreement with the Issuer, the parameter to be applied. Until the date of the resolution by the General Meeting of Debenture Holders, the same daily rate produced by the last know DI Rate will be used for the calculation of the amount of any obligations under this clause.

4.3 Amortization. The Unit Nominal Value of the Debentures under this Offering will be amortized in one single installment on the Maturity Date.

4.4 Interest Payment. The amounts relating to the Debenture Interest shall be paid on an annual basis, the first payment being due on March 16, 2013 and the subsequent ones on the respective annual anniversaries up to and including the maturity date.

4.5 Place of Payment. Payments on the Debentures will be made on the due date thereof, with the application of the procedures adopted by CETIP for Debentures electronically held in custody at SND, or, in the event that the Debentures are not electronically held in custody at SND, (i) at the headquarters of the Issuer, or (ii), as applicable, by the Bookkeeping Agent  engaged for such purpose.

4.6 Deadline Extension. Payment dates relating to any obligations falling on a non-banking business day in the City of São Paulo, State of São Paulo will be automatically extended to the next following business day, with no additions to the amounts to be paid, except that, if the payments are to be made through CETIP, the extension shall only apply when the payment date of the respective obligation falls on a Saturday, Sunday or national holiday.

4.7 Default Charges. In the event of delay attributable to the Issuer in the payment of any amount due to the owners of the Debentures, the overdue amounts will be subject to a default fine equal to two percent (2%) and default interest of one percent (1%) per month, both on the overdue amounts, from the default date to the date of actual payment, regardless of judicial or extrajudicial notice or communication.

4.8 Lapse of the Right to Additions. Without prejudice to the provisions of item 4.7 above, the failure by the Debenture Holder to appear and receive the amount corresponding to any of Issuer’s monetary obligations on the dates set forth in this Indenture or in a notice published by the Issuer shall not entitle him to receive interest and/or default charges during the period of the delay in the receipt; however, the Debenture Holder’s rights vested up to the respective due date shall be secured.

4.9 Term, Form of Payment and Subscription. The Debentures shall be subscribed for Unit Nominal Value plus Interest, as defined below, calculated on a pro rata temporis basis from the First Subscription Date. The Debentures shall be paid at sight, in the Brazilian currency, upon subscription,in compliance with the proceedings adopted by CETIP.

4.10 Renegotiation. There shall be no renegotiation of Debentures.

4.11 Publicity. All acts and decisions addressed to the Debenture Holders must be communicated, in the form of notices, through the Valor Econômico newspaper, the official bulletin of the organized over-the-counter market entity through which the Debentures are traded, and Issuer’s website (www.ultra.com.br); further, the Issuer shall inform the Trustee in advance of any publication.

4.12 Debenture Certificates and Proof of Ownership. No Debenture certificates will be issued by the Issuer. For all legal purposes, the ownership of Debentures will be proven by the statement issued by the Bookkeeping Agent. Furthermore, the statement issued by CETIP in the name of the Debenture Holder, when the Debentures are electronically held in custody at SND, will be recognized as proof of ownership of the Debentures.

4.13 Tax Immunity. In the event that a Debenture Holder enjoys any kind of tax immunity or exemption, such Debenture Holder shall send to the Agent Bank, within no more than ten (10) business days before the date scheduled for receipt of amounts relating to the Debentures, documents supporting such tax immunity or exemption, otherwise the amounts due under the prevailing tax laws shall be deducted from the income payable thereto.

CLAUSE V – AMENDMENT TO THIS OFFERING INDENTURE

5.1 Any amendments to this Indenture shall be signed by the Issuer and the Trustee and subsequently filed with JUCESP.

CLAUSE VI – OPTIONAL ACQUISITION AND EARLY REDEMPTION

6.1 The Issuer may, at any time, subject to the provisions of article 13 of CVM Instruction 476/09, acquire in the market the Outstanding Debentures, as defined below, provided that it complies with the rules issued by CVM, and such fact must be set out in the Issuer’s management report and financial statements, subject to the provisions of article 55, par. 2, of Law 6.404/76, as amended.  The Debentures hereunder may (i) be cancelled, (ii) be held in the Issuer’s treasury, or (iii) be once again placed in the market.  The Debentures acquired by the Issuer to be held in treasury, as set forth in this item, shall, if and when put back in the market, be entitled to the same interest as the other Debentures still outstanding.

6.1.1 For the purpose of the provisions of this Indenture, “Outstanding Debentures” shall mean all Debentures subscribed and not yet redeemed, excluding (i) those held in treasury by the Issuer, and (ii) exclusively for the purpose of holding the General Meeting of Debenture Holders, those held by (a) companies directly or indirectly controlled by the Issuer, (b) controlling shareholders of the Issuer, and (c) officers of the Issuer, including spouses and relatives up to the 2nd degree.

6.2 The Issuer may, at any time, through at least forty-eight (48) hour prior notice, early redeem, whether fully or partially, the Outstanding Debentures (“Early Redemption”), subject to the payment of redemption premium equal to zero point thirty percent (0.30%) on the balance of the unamortized Unit Nominal Value of each redeemed Debenture, plus Interest calculated on a pro rata temporis basis from the First Subscription Date or the last Interest payment date, whichever occurs later, to the date of actual redemption.

6.2.1 Partial redemption must be made through “definitive purchase and sale transaction in the secondary market”, and all the phases of the Early Redemption validation process, such as habilitation of the Debenture Holders, qualification, draw, verification, apportionment, and validation of the number of Debentures to be redeemed by the Debenture Holder, shall be made outside the scope of CETIP. It is hereby also agreed that, should CETIP implement another functionality for the performance of partial redemption, no amendment to the Indenture or any other additional formality will be required.

6.2.2 CETIP must be notified, through correspondence from the Issuer with the “agreed to” of the Trustee, of the performance of early redemption, at least two (2) days in advance of the intended date of such early redemption.

CLAUSE VII – ACCELERATED MATURITY

7.1 Accelerated Maturity. Any of the following shall be deemed events of early maturity of the Debentures under this Offering, whereby, subject to the provisions of items 7.2 and 7.3 below, the Unit Nominal Value of each Debenture will be immediately payable, plus Interest, calculated on a pro rata temporis basis from the First Subscription Date or the last Interest payment date, as applicable, to the date of actual payment:

i)	failure to pay the principal and/or Interest due on the Debentures on their respective due dates;

ii)
a petition for judicial or extrajudicial reorganization is proposed by the Issuer to any creditor, or class of creditors, regardless of whether or not such reorganization is approved by the court, allowed to proceed, or granted;

iii)	liquidation, dissolution, or declaration of bankruptcy of the Issuer and controlled companies;

iv)	filing by the Issuer of a petition for bankruptcy; and

v)
occurrence of any change in the control of the Issuer. For the purpose of this Indenture, change in control shall mean a public offering of shares of the Issuer as a result of the acquisition, by any individual or legal entity or Group of Shareholders, of direct or indirect shareholding interest equal to more than twenty percent (20%) of the Issuer's capital stock (excluding treasury shares), combined with the subsequent change in the majority of the members of the Board of Directors.

7.1.1 For the purpose of item 7.1 (v) above, Group of Shareholders is defined as the group of persons: (i) bound by contracts or agreements of any nature, including shareholders’ agreements, either directly or by means of controlled or controlling companies or companies under common control; or (ii) among which there is a controlling relationship; or (iii) that are under common control; or (iv) that act in the representation of a common interest. Examples of persons representing a common interest include: (a) a person holding, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) of the capital stock of another person; and (b) two persons having a third investor in common that holds, directly or indirectly, an equity interest equal to or greater than fifteen percent (15%) in the capital stock of each of the two persons. Any joint ventures, funds or investment clubs, foundations, associations, trusts, condominiums, cooperatives, securities portfolios, universality of rights, or any other forms of organization or enterprise, organized in Brazil or outside Brazil, shall be deemed members of one Group of Shareholders whenever two or more such entities: (y) are managed by one single legal entity or related parties of one single legal entity; or (z) have most of their directors and executive officers in common, but in the case of investment funds with a common manager, only such entities in which the determination of the vote to be held at a Shareholders’ Meetings, as determined by the respective statutes, is in the manager’s sole discretion, shall be deemed as part of the Group of Shareholders.

7.2 The occurrence of any of the events set out in sub-items (i), (ii), (iii) and (iv) of item 7.1 above shall give rise to the automatic and immediate accelerated maturity of the Debentures, regardless of any notice or communication, subject to article 13, sole paragraph, of CVM Instruction 28/83.

7.3 Upon the occurrence of the event set out in sub-item (v) of item 7.1 above, the Trustee shall call, within forty-eight (48) hours from the time it becomes aware of the occurrence of such event, a General Meeting of Debenture Holders to resolve on the declaration of the accelerated maturity of the Debentures, subject to the calling procedure set forth in Clause X below.

7.3.1 In the event that (i) the General Meeting of Debenture Holders referred to in item 7.3 is not called, or (ii) the General Meeting of Debenture Holders referred to in item 7.3 is not constituted due to lack of quorum, the Trustee shall declare the accelerated maturity of the Debentures pursuant to the provisions of item 7.2 above.

7.4 The occurrence of any of the events described in clause 7.1 above shall be immediately communicated by the Issuer to the Trustee within one (1) business day. The failure by the Issuer to comply with such requirement will not prevent the Trustee or the Debenture Holders from, at their discretion, exercising their powers, privileges and claims as set forth therein or in this Indenture, including to declare the accelerated maturity.

CLAUSE VIII – ISSUER’S ADDITIONAL OBLIGATIONS

8.1 Subject to the other obligations set forth in this Indenture, until the full payment of the Debentures, the Issuer undertakes also to:

i)	prepare year-end financial statements and, if applicable, consolidated financial statements, in compliance with the Corporation Act and the rules issued by CVM;

ii)	cause its financial statements to be audited by an independent auditor registered with CVM;

iii)	disclose its financial statements, with the corresponding notes and independent auditors’ report, within three (3) months from the end of the fiscal year, on its website;

iv)	keep the documents mentioned in letter “c” above on its website for a period of three (3) years;

v)	comply with the provisions of CVM Instruction 358 dated January 3, 2002, as amended (“CVM Instruction 358/02”), relating to confidentiality and restrictions on trade;

vi)	disclose on its website the occurrence of any relevant fact, as defined by article 2 of CVM Instruction 358/02;

vii)	provide any information requested by CVM;

viii)	provide the Trustee with:

a)
after the end of each fiscal year, within the period established by law, a copy of its complete consolidated financial statements for the fiscal year then ended, prepared in accordance with the Brazilian generally accepted accounting principles;

b)	within ten (10) business days, any information that may reasonably be requested by the Trustee to allow the Trustee to perform its obligations under this Indenture and CVM Instruction 28/83;

c)	copy of periodic and occasional information relating to CVM Instruction 480 dated December 7, 2009, with the same frequency as that established for the sending of such information to CVM; and

d)	financial information and information on the corporate acts of the Issuer necessary for the preparation of the report intended for the Debenture Holders set forth in this Indenture.

CLAUSE IX – TRUSTEE

9.1 Appointment. The Issuer hereby appoints and constitutes PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, qualified in the preamble of this Indenture, as the Trustee for the Offering under this Indenture, which hereby and in due legal form accepts such appointment to, in compliance with the law and the present Indenture, represent the Debenture Holders as a group.

9.2 Representations. The Trustee for the Debenture Holders, as appointed in this Indenture, hereby represents and warrants to the Issuer, subject to the legal penalties:

i)
in compliance with the provisions of art. 12, item XVII, letter k of CVM Instruction 28/83, that it acts as Trustee for the third (3rd) offering of simple, non-convertible, single-series, unsecured debentures of Ultrapar Participações S.A., under which one thousand two hundred (1,200) debentures in the total amount of one billion two hundred million reais (R$1,200,000,000.00) were issued, maturing in one thousand two hundred and seventy-nine (1,279) days from the date of issuance thereof;

ii)	that it has not been legally prevented, pursuant to article 66, paragraph 3, of the Corporation Act and article 10 of CVM Instruction 28/83, from performing the job assigned thereto;

iii)	that it accepts the job assigned thereto, fully assuming the duties and obligations set forth in the specific laws and this Indenture;

iv)	that it fully accepts this Indenture and all its terms and conditions;

v)	that it has no relationship with the Issuer that might prevent it from performing its duties;

vi)	that it is aware of Circular Letter 1.832 dated October 31, 1990 from the Central Bank of Brazil;

vii)	that it is duly authorized to enter into this Indenture and perform its obligations set forth herein, having complied with all requirements under the law and its bylaws to such effect;

viii)	that it does not fall within any of the events of conflict of interests set forth in article 10 of CVM Instruction 28/83;

ix)	that it is duly qualified to perform the activities of trustee, in compliance with the prevailing regulations;

x)	that this Indenture constitutes a legal, valid, binding, and effective obligation of the Trustee, enforceable according to its terms and conditions;

xi)	that the execution of this Indenture and the performance of its obligations hereunder do not violate any obligation previously assumed by the Trustee; and

xii)	that it has verified the truthfulness of the information contained in this Indenture.

9.3 Substitution. In the event of absence, temporary impediment, resignation, intervention, judicial or extrajudicial liquidation, bankruptcy, or any other case of vacancy, a General Meeting of Debenture Holders shall be held within no more than thirty (30) days from such event to elect the new Trustee; such meeting may be called by the Trustee to be replaced itself, by the Issuer, by Debenture Holders representing all of the Outstanding Debentures, or by CVM. If the call is not made within up to fifteen (15) days from the expiration of the aforementioned period, the Issuer shall make it, subject to prior notice of fifteen (15) days for the first call and eight (8) days for the second call, and CVM may appoint a temporary substitute to act until the new Trustee is elected.  The compensation of the new Trustee shall be determined in compliance with the provisions of item 9.3.6 below.

9.3.1 In the event that the Trustee is unable to continue performing its duties due to circumstances occurring after the execution of this Indenture, it shall immediately inform such fact to the Debenture Holders and request its replacement.

9.3.2 The Debenture Holders are entitled, after the expiration of the period for distribution of the Debentures, to replace the Trustee and appoint its substitute, at a General Meeting of Debenture Holders specially convened for such purpose. The replacement of the Trustee shall be subject to prior notice to the Issuer and CVM’s opinion on the compliance with the requirements set forth in article 8 of CVM Instruction 28/83 and any subsequent regulations.

9.3.3 The replacement of the Trustee shall entail amendment to this Indenture.

9.3.4 - In case of resignation of the Trustee, it shall continue to perform its duties until its actual replacement.

9.3.5 The Trustee shall start performing its duties on the date of this Indenture, or of any amendment relating to a replacement, and shall continue to perform its duties until the maturity of the Debentures or until its actual replacement.

9.3.6 In case of actual replacement of the Trustee, the substitute shall be paid the same compensation as that of the Trustee, under the same terms and conditions, and the first annual installment due to the substitute shall be calculated on a pro rata temporis basis from the date it starts to perform its duties as trustee. Such compensation for the services provided by the substitute Trustee may be changed by mutual agreement between the Issuer and the substitute Trustee.

9.4 Duties. The Trustee shall have the following duties and obligations, without prejudice to any others established by law, by CVM regulations or by this Indenture:

i)	to protect the rights and interests of the Debenture Holders, acting with caution and diligence in the same manner as any active and honest person would in the administration of his own assets;

ii)	to resign from the job in the event of a subsequent conflict of interests or any other form of inaptitude;

iii)	to safeguard all the records, correspondence and other paperwork relating to the performance of its duties;

iv)
to verify, when accepting the job and based on legal opinion from the law firm engaged to assist the Issuer during the Offering, the truthfulness of the information contained in this Indenture, and take action in order to correct any omissions, faults, or defects it may find;

v)
should the Issuer fail to do so, to register this Indenture and any amendments thereto before any competent bodies, and correct any gaps and irregularities therein.  In this case, the registrar shall notify the Issuer’s management to provide him with the required particulars and documents;

vi)	to issue an opinion on the sufficiency of the information contained in any proposal for changes to the conditions of the Debentures, where applicable;

vii)
to request, when deemed necessary for the adequate performance of its duties, up-to-date certificates from court clerks’ offices, Public Treasury courts, offices for the protest of bills, labor courts, and the Treasury attorney general’s office of the location where the Issuer has its headquarters;

viii)	to call, when necessary, the General Meeting of Debenture Holders, through notice published at least three (3) times, pursuant to item 4.11 above;

ix)	to attend the General Meeting of Debenture Holders in order to provide any information that may be requested;

x)
to prepare a report intended for the Debenture Holders, pursuant to article 68, par. 1, letter b, of Law 6.404/76, which must contain at least the information below. To such effect, the Issuer shall send the organizational chart and take all such corporate actions necessary for the preparation of the report as may be requested by the Trustee, which must be duly sent by the Issuer no less than thirty (30) days before the expiration of the period for presentation of the report, as well as send the Issuer’s audited financial statements no less than fifteen (15) days before the expiration of the period for presentation of the report. Said organizational chart of the Issuer’s corporate group must contain also its controlling and controlled companies and companies under common control, affiliates and members of controlling block, as applicable, as of the end of each fiscal year:

a)	any omission or inaccuracy it may become aware of in the information disclosed by the Issuer, or, further, any failure or delay by the Issuer in the compliance with its reporting obligations;

b)	amendments to the bylaws occurring in the period;

c)	comments on the financial statements of the Issuer, focusing on the Issuer’s economic and financial indicators and capital structure;

d)	position of the distribution or placement of Debentures in the market;

e)	amortization of the Unit Nominal Value and payment of Interest on the Debentures made during the period, as well as acquisitions and sales of Debentures by the Issuer;

f)	monitoring of the allocation of funds raised from the Offering, in accordance with data obtained from the Issuer’s officers;

g)	compliance with other obligations assumed by the Issuer under this Indenture;

h)	declaration of its capacity to continue acting as Trustee;

i)
existence of other public or private offerings of debentures by the Issuer or an affiliated, controlled or controlling company, or a company belonging to the same group as the Issuer, for which it may have acted as Trustee, as well as the following data on such offerings:

1)	name of the offering company;

2)	offering amount;

3)	number of debentures issued;

4)	type;

5)	debenture maturity date;

6)	type and value of the assets pledged as collateral, and name of the guarantors; and

7)	events of redemption, amortization, conversion, renegotiation and default in the period;

xi)
to make the report referred to in the foregoing item available to the Debenture Holders within no more than four (4) months from the end of the fiscal year of the Issuer, at least at the following places:

a)           the Issuer’s headquarters;

b)           the Trustee’s office;

c)           CETIP;

d)           CVM; and

e)
the headquarters of the leading intermediary institution of the public offering of the Debentures, in the event that the period for presentation of the report expires before the expiration of the period for distribution of the Debentures;

xii)
to publish, in the newspapers where the Issuer is required to make its public communications, a notice informing the Debenture Holders that the aforementioned report is available to them at the places set forth in the foregoing item;

xiii)	to keep up-to-date the list of Debenture Holders and their addresses, including by means of information management before the Issuer, the Agent Bank and CETIP;

for the purpose of compliance with the provisions of this subparagraph, the Issuer expressly authorizes the Agent Bank and CETIP to fulfill any requests made by the Trustee, including with regard to the disclosure, at any time, of the position of Debentures and their respective holders;

xiv)	to coordinate the draw for the Debentures to be partially redeemed or amortized in advance, as applicable;

xv)	to monitor compliance with the clauses of this Indenture, particularly those imposing positive and negative covenants; and

xvi)
to notify the Debenture Holders, individually if possible, within no more than ninety (90) days, of any failure by the Issuer to perform any obligations assumed herein, stating the place where more information will be provided to the interested parties, and equal notice must be send to CVM and CETIP;

xvii)	to disclose the information set forth in item 9.4 (xi) “i” on its website as soon as it becomes aware thereof; and

xviii)	to make the unit value of the Debentures, as calculated by the Issuer, available on a daily basis to the Investors and market participants, through its service center and/or website.

9.4.1 Without prejudice to the Trustee’s duty of diligence, the Trustee shall assume that the original documents or certified copies of documents sent by the Issuer or third parties at its request are genuine and true and were not subject to fraud or counterfeiting.  Further, the Trustee shall not, in any event, be liable for the preparation of the Issuer’s corporate documents, so that the Issuer shall remain liable for the preparation of such documents in accordance with the prevailing laws and regulations.

9.4.2 The Trustee shall not be responsible for checking the sufficiency, validity, quality, truthfulness, or completeness of the technical and financial information contained in any document that is forwarded to it with the purpose of informing, complementing, clarifying, rectifying, or ratifying the information in this Indenture, except for those already set forth in this Indenture.

9.4.3 The acts or expressions by the Trustee resulting in any responsibility for the Debenture Holders and/or releasing any third parties from obligations towards them, as well as those related to the due compliance with the obligations taken hereunder, will only be valid when previously resolved by the Debenture Holders at a General Meeting of Debenture Holders.

9.4.4 The Trustee shall not issue any kind of opinion, nor shall it make any judgment on the guidance relating to any fact of the issuance that the Debenture Holders are supposed to define, undertaking only to act in accordance with the instructions that are given to it by the Debenture Holders. In this regard, the Trustee does not have any responsibility for the result or the legal effects resulting from the strict compliance with the Debenture Holders' guidance given to it, as defined by the Debenture Holders and reproduced before the Issuer, regardless of any possible losses that may arise therefrom to the Debenture Holders or the Issuer. The performance of the Trustee is limited to the scope of CVM Instruction 28/83, as amended, and the applicable articles of the Corporation Act, being exempt, under any circumstance or pretext, of any further responsibility that has not resulted from the applicable legislation.

9.5 Specific Attributions. In the event of any default, the Trustee shall use any judicial or extrajudicial procedures for protecting and defending the interests of all of the Debenture Holders and the realization of their credits, and for that purpose, the Trustee must:

i)	declare, subject to the conditions under this Indenture, the accelerated maturity of the Debentures and collect their principal and other amounts;

ii)	take any and all actions required to realize the credits of the Debenture Holders;

iii)	petition for the bankruptcy of the Issuer, if necessary and applicable; and

iv)	represent the Debenture Holders in bankruptcy proceedings, judicial or extrajudicial reorganization, intervention or extrajudicial liquidation of the Issuer.

9.6 Compensation. The Trustee or the institution that may replace for it as such, will be owed, as fees for the performance of the duties and attributions under its competence, pursuant to the law and this Indenture, a compensation to be paid as follows: annual installments of sixteen thousand reais (R$ 16,000.00), the first payment of which to be due in the year after that of the Date of Issuance, and the outstanding installments on the same day of the subsequent years, with the sending of the proper documentation for collection of such compensation by the Trustee to the Issuer five (5) days in advance

9.6.1 In the event of default of a financial obligation taken by the Issuer under the Debentures, the Trustee will be owed an additional compensation equivalent to one hundred reais (R$100.00) per man-hour dedicated to the activities related to such default, paid five (5) days after the evidence of the submittal, by the Trustee, of an "hour report" to the Issuer, for (i) advice to the Debenture Holders in a process of renegotiation of their conditions, as required by the Issuer, as well as to attend to formal meetings with the Issuer and/or the Debenture Holders and Meeting of Debenture Holders; and (ii) implementation of the respective resolutions adopted by the Debenture Holders.

9.6.2 The installments mentioned in clause 9.6 above shall be adjusted according to the accumulated variation of the General Market Price Index ("IGP-M"), calculated and published by the Getúlio Vargas Foundation, or, failing which, or when it cannot be used, the index that may replace for it, starting on the date of the first payment up to the subsequent payment dates, calculated on a pro rata die basis, if necessary.  The Trustee's compensation shall be due even after the final maturity of the Debentures, in case the Trustee is still operating in the collection of defaults not cured by the Issuer.

9.6.3 The installments mentioned in clauses 9.6 and 9.6.1 above shall be subject to the following taxes: ISS (Tax on Services of Any Nature), PIS (Contribution to the Social Integration Program), CSLL (Social Contribution on Net Profit), COFINS (Contribution for Funding of Social Security), and any other taxes that may apply on the Trustee's compensation, except for Income Tax, at the rates in effect as of the dates of each payment

9.6.4 All expenses resulting from legal proceedings, including administrative ones, which the Trustee may incur to protect the interests of the Debenture Holders shall be previously approved, whenever possible, and paid in advance by the Debenture Holders and later, as set forth by law, refunded by the Issuer. Such expenses to be paid in advance by the Debenture Holders correspond to court deposits, fees, and rates in the actions filed by the Trustee, as a representative of the Debenture Holders.   The losing party's fees in actions shall be equally borne by the Debenture Holders, and so will the compensation of the Trustee in case the Issuer remains in default in relation to its payment for a period longer than thirty (30) days, and the Trustee may request a guarantee from the Debenture Holders to cover the risk of losing such action.

9.6.5 The payment of the Trustee's compensation shall be made upon deposit to a bank account to be opportunely indicated by it, and the proof of deposit shall serve as a proof of settlement of the payment.

9.6.6 In case of delay in the payment of any amount due, the overdue amounts will be subject to default interest of one percent (1%) per month.

9.7 Expenses. The Issuer and, as applicable, the Debenture Holders shall refund the Trustee for all reasonable expenses it may prove to have incurred to protect the rights and interests of the Debenture Holders or to realize their credits, provided that such expenses, whenever possible, have been previously communicated to and approved by the Issuer.  The Trustee, however, is hereby aware of and agrees with the risk of not having such expenses reimbursed in case they have been incurred in disagreement with (i) common sense and reasonability criteria generally accepted in similar commercial relationships; or (ii) the fiduciary duty that is inherent in it.

9.7.1 The refund referred to in this item will be made within up to seven (7) business days, counting from the delivery to the Issuer of the documents evidencing such expenses as have been actually incurred and are necessary to protect the rights of the Debenture Holders.

9.7.2 The expenses referred in this item shall comprise, among others, the following:

i)	the publication of reports, statements, and notices as set forth in this Indenture, and others that may come to be required by applicable regulations;

ii)	obtaining of certificates;

iii)	transportation between States and corresponding stays, when necessary for the performance of the duties;

iv)	possible additional and special or expert surveys that may be imperative, if there are any omissions and/or obscurities in the information related to the strict interests of the Debenture Holders.

9.7.3 The credit of the Trustee for any expenses it may have incurred to protect the rights and interests or realize the credits of the Debenture Holders, which have not been paid pursuant to item 9.7.1 above, will be added to the Issuer’s debt and will be under the same guarantees as those of the Debentures, in preference to them in the order of payment.

9.7.4 If any amount due to the Debenture Holders as a result of this Indenture is paid through a judicial action or if its collection is made through attorneys, the Issuer must pay, as a complement to all amounts due under this Indenture and related to the Debentures, attorney’s fees and other expenses and costs that may be incurred due to such collection.

CLAUSE X – GENERAL MEETING OF DEBENTURE HOLDERS

10.1 The general meeting of debenture holders (“General Meeting of Debenture Holders”) will be subject to article 71 of the Corporation Act.

10.1.1 Call. The General Meeting of Debenture Holders may be called by the Trustee, by the Issuer, or by the Debenture Holders representing at least ten percent (10%) of the Outstanding Debentures, or by the CVM.

10.1.2 The call will be made through notice published at least three (3) times in the newspapers where the Issuer is required to make its public communications, subject to other rules related to the publication of call notices of general meetings as contained in the Corporation Act, the applicable regulations, and this Indenture.

10.1.3 The General Meeting of Debenture Holders shall be held within the minimum term of fifteen (15) days, counted from the date of first announcement of the call. The General Meeting of Debenture Holders, at a second call, may only be held at least eight (8) days after the date scheduled for its holding at the first call.

10.1.4 Resolutions adopted by the Debenture Holders, within the scope of their legal competence, subject to the quorums established in this Indenture, will be existent, valid, and effective as to the Issuer and will bind all holders of Outstanding Debentures, regardless of their attendance to the General Meeting of Debenture Holders or the vote cast at the corresponding General Meeting of Debenture Holders.

10.1.5 Regardless of the above-mentioned procedures, the General Meeting of Debenture Holders shall be deemed regular when all Debenture Holders attend it.

10.2 Constitution Quorum. The General Meeting of Debenture Holders will be validly constituted, at the first call, with the presence of Debenture Holders representing at least one half of the Outstanding Debentures, and, at a second call, with any quorum.

10.3 Chair. The chair of the General Meeting of Debenture Holders shall be occupied by the Debenture Holder elected by the Debenture Holders or by the person designated by CVM.

10.4. Resolution Quorum. In the resolutions of the General Meeting of Debenture Holders, each Debenture will entitle its holder with one vote, and the constitution of a proxy, either a Debenture Holder or not, will be admitted.  Except as otherwise set forth in this Indenture, changes to the characteristics and conditions of the Debentures and of the Issue must be approved by Debenture Holders representing at least seventy-five percent (75%) of all the Outstanding Shares, provided that changes to the Interest and/or guarantees and/or Maturity Terms, Renegotiation, Redemption, or Amortization of the Debentures and/or provisions about quorum set forth in this Indenture must count on the approval by the Debenture Holders representing ninety percent (90%) of the Outstanding Debentures.

CLAUSE XI – ISSUER'S REPRESENTATIONS AND WARRANTIES

11.1 The Issuer represents and warrants to the Trustee, on the date hereof, that:

i)	it is a corporation duly organized and existing as a publicly-traded company (sociedade anônima de capital aberto) in accordance with the Brazilian laws;

ii)
it is duly authorized to enter into this Indenture and comply with all obligations hereunder, after all legal and statutory requirements have been met for such purpose, and the execution of this Indenture and the placement of the Debentures do not violate any legal provision, agreement, or instrument to which the Issuer is a party;

iii)
the legal representatives executing this Indenture have statutory and/or assigned powers to take, on its behalf, the obligations hereunder and, if they are proxies, they were legally granted the powers, and the corresponding proxies are in full force;

iv)
entering into the Indenture and placing the Debentures do not constitute a violation of any legal provision, agreements, or instruments to which it is a party, nor shall it result in: (a) the acceleration of any obligation set forth in any of such agreements or instruments; (b) the creation of any lien on any asset or property of the Issuer; or (c) the termination of any of such agreements or instruments;

v)
no registry, consent, authorization, approval, license, order by, or qualification before any governmental authority or regulatory body, is required for the compliance, by the Issuer, with its obligations under this Indenture and the Debentures, or for carrying out the Issuance, except for the registration of the Indenture with the Registry of Commerce of the State of São Paulo (JUCESP) and the filing and publication of MBD;

vi)	it is not aware of any fact preventing the Trustee from fully exercising its functions, pursuant to the Corporation Act and other applicable rules, including regulatory rules.

vii)
has all the authorizations and licenses (including environmental licenses) required by the federal, estate, and municipal authorities that are relevant for the exercise of its activities, and all of them are valid;

viii)
it is in compliance, in all material respect, with the laws, regulations, administrative rules and determinations of the governmental bodies, autarchies or courts, relevant  to the conduction of its business; and

ix)
this Indenture constitutes a legal, valid, effective and binding obligation of the Issuer, enforceable according to its terms and conditions, with power of extrajudicial executive instrument, pursuant to article 585 of the Brazilian Code of Civil Procedure.

CLAUSE XII - MISCELLANEOUS PROVISIONS

12.1. Notices. The notices to be sent by each of the parties under this Indenture, if made by facsimile or e-mail, shall be considered received on the date they are sent, provided that their reception is confirmed by an indication (receipt issued by a machine used by the issuer), with the corresponding original documents being sent up to five business days after the sending of the message; if made by mail, the notices shall be considered delivered when they are received with protocol or with "return receipt" issued by the Postal Office or telegram, to the addresses contained below:

To the Issuer:

Ultrapar Participações S.A.
Av. Brig. Luís Antonio, 1343, 9º Andar
01317-001 – São Paulo – SP
Att. Marcello De Simone
Phone: 55 11 3177 6163
Facsimile: 55 11 3177 6938
e-mail: marcello@ultra.com.br

c/c Sandra Lopez Gorbe
Phone: 55 11 3177 6614
Facsimile: 55 11 3177 6107
e-mail: sandra.gorbe@ultra.com.br

To the Trustee:
Pentágono S/A DTVM
Avenida das Américas, 4.200, Bloco 4, Sala 514
22640-102 - Rio de Janeiro - RJ
At.: Mr. Marco Aurélio Ferreira (back-office) / Nathália Machado (legal department)
Phone: (21) 3385-4565
Facsimile: (21) 3385-4046
e-mail: backoffice@pentagonotrustee.com.br / jurídico@pentagonotrustee.com.br

To the Proxy Bank:
Av. Yara, S/N, Cidade de Deus, Prédio Amarelo
06029-900 – Osasco - SP
Att.: Sr. José Donizetti de Oliveira
Phone: (11) 3684-3749
e-mail: bradescocustodia@bradesco.com.br/4010.donizeti@bradesco.com.br

To CETIP:
Av. Brigadeiro Faria Lima, 1663, 1º andar- Jardim Paulistano
01452-001- São Paulo - SP
Phone: (11) 3111-1596
Fax: (11) 3111-1564
E-mail: valores.mobiliarios@cetip.com.br

12.2. Waiver. No presumption of waiver of any rights resulting from this Indenture is admitted. No delay, omission, or liberality in the exercise of any right or privilege granted to the Trustee and/or the Debenture Holders, by reason of any default by the Issuer, shall impair the exercise of such right or privilege or shall be interpreted as constituting a waiver thereof or a consent to such default, nor shall it constitute novation of or change to any other obligations undertaken herein by the Issuer or any other previous obligation regarding any other default or delay.

12.3 Irrevocability. This Indenture is executed in an irrevocable and irreversible manner, being binding upon the Issuer and the Trustee and their successors, under any title.

12.4 Severability. In case any of the provisions herein comes to be deemed as invalid or unenforceable, all other provisions shall remain unaffected by such consideration, and both the Issuer and the Trustee shall in good faith undertake to replace the affected provision which another which, as much as possible, can be equally enforceable.

12.5 Enforceable Instrument. This Indenture and the Debentures constitute an extrajudicial enforceable instrument, pursuant to article 585, items I and II, of the Brazilian Code of Civil Procedure, and the obligations hereunder shall be subject to specific performance, according to articles 632 et seq. of the Code of Civil Procedure.

12.6. Applicable Law. This Indenture is governed by the Laws of the Federative Republic of Brazil.

12.7. Jurisdiction. The courts of the City of São Paulo, State of São Paulo, are hereby elected to settle any disputes arising from this Indenture and for the enforcement of payment obligations set forth herein, to the exclusion of any other courts, however privileged they may be.

In witness whereof, the parties execute this instrument in four (4) counterparts, all of them equal in content and form.

São Paulo, March 2, 2012

[SIGNATURE PAGE 1/3 OF THE INDENTURE OF THE 4th  PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A., EXECUTED ON MARCH 2, 2012

ULTRAPAR PARTICIPAÇÕES S.A.

________________________	________________________
Name:	Name:
Title:	Title:

[SIGNATURE PAGE, 2/3, OF THE INDENTURE OF THE 4th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A., EXECUTED ON MARCH 2, 2012

PENTÁGONO S.A. DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS

________________________	________________________
Name:	Name:
Title:	Title:

[SIGNATURE PAGE 3/3 OF THE INDENTURE OF THE 4th PUBLIC OFFERING OF SIMPLE, NON-CONVERTIBLE INTO SHARES, SINGLE-SERIES, UNSECURED DEBENTURES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED PLACEMENT EFFORTS, OF ULTRAPAR PARTICIPAÇÕES S.A., EXECUTED ON MARCH 2, 2012

Witnesses:

________________________	________________________
Name:	Name:
TAXPAYER’S ID (CPF):	TAXPAYER’S ID (CPF):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2012
ULTRAPAR HOLDINGS INC.
By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Board Minutes, Material Notice, Indenture)